

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2023

David Baker
Chief Executive Officer
Vallon Pharmaceuticals, Inc.
Two Logan Square
100 N. 18th Street, Suite 300
Philadelphia, PA 19103

Re: Vallon Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 30, 2023
File No. 333-268977

Dear David Baker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2023 letter.

<u>Amendment No. 1 to Registration Statement on Form S-4</u>

<u>Questions and Answers About the Merger, page 1</u>

1. We note your response to prior comment 3. Please add a Q&A discussing the proposed Reverse Split, the reasons for the Reverse Split and the potential consequences to Vallon's current stockholders. In this Q&A, please state that the reverse split will not have an impact on the percent of ownership in the combined company by Vallon’s current stockholders following the Merger, as you have done in your response.

2. Please revise the Q&A, where appropriate, to briefly disclose each reset date upon which Additional Shares may be issued to the Investor, the number of Additional Shares that

could be issued on each reset date and what will happen to the escrowed Additional Shares if the conditions for issuance to the Investor are not met.

Prospectus Summary
Reasons for the Merger, page 16

3.   We refer to prior comment 6. Please revise your disclosure here and on page 103 to reflect your disclosure on page 18 that the Vallon Board instructed Ladenburg not to incorporate any potential adjustments to the Exchange Ratio in its initial opinion and that therefore the opinion delivered by Ladenburg on December 13, 2022 does not appear to reflect the final economic terms of the Merger.

Risk Factors
Vallon's charter documents and Delaware law may inhibit a takeover that stockholders consider favorable., page 56

4.   We refer to prior comment 19. It appears that your choice of forum provision applies to Securities Act claims. Accordingly, please revise your disclosure here and on pages 261-262 to state that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and that there is uncertainty as to whether a court would enforce such a provision.

The Merger
Background of the Merger, page 98

5.   We note your response to prior comment 10 and reissue in part. Please quantify how much of the final $49.0 million valuation for GRI was attributed to the investment from Altium and disclose the negotiated ownership percentage the Vallon Board had agreed upon. Also, further revise this section to discuss the details of the "revised budget" disclosed on page 101 and the major milestones included therein.

Opinion of Vallon's Financial Advisor
Discounted Cash Flow Analysis, page 114

6.   Please revise your disclosure of the financial projections prepared by Vallon's management to address each of the following areas:
   • Clearly state when these projections were prepared and management's reasons for producing the projections. To the extent that a material amount of time has passed since these projections were prepared, disclose whether these projections still reflect management's views on future performance.
   • Disclose all material assumptions used to develop the projections, including assumed timing of regulatory approvals for GRI Bio's product candidates, the length of time from approval to commercial availability, assumptions about market acceptance / penetration rates, market growth rates and the impact of competition.

David Baker
Vallon Pharmaceuticals, Inc.
February 8, 2023
Page 3

- Explain why Vallon prepared projections for 16 years and discuss any associated risks related to projections covering operating results over this time period.
- Explain why Vallon did not include any profitability measures in the projections.

7. We note the disclaimers throughout this section that readers are cautioned not to rely on the projections in making a decision regarding the transaction. While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.

Annex G, page G-1

8. Please revise to include the fairness opinion dated December 13, 2022 as well as the opinion dated January 26, 2023.

Exhibits

9. We note your response to prior comment 20. Please file the separate, written consent of Ladenburg Thalmann & Co. Inc. For guidance, refer to Item 601 of Regulation S-K, Securities Act Rule 436 and Question 233.01 of our Securities Act Rules, Compliance and Disclosure Interpretations.

You may contact Tara Harkins at 202-551-3639 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Faith Charles, Esq.